UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Chief Business Officer and Interim Chief Financial Officer; Appointment of New Interim Chief Financial Officer

Evaxion Biotech, A/S (the “Company”), and Niels Iversen Møller, M.D., the Company’s current Chief Business Officer and Interim Chief Financial Officer, have mutually agreed that effective April 1, 2022, Dr. Møller will step down from his management roles with the Company as its Chief Business Officer and Interim Chief Financial Officer. Going forward, the Company and Dr. Møller have further agreed that he will continue to serve the Company in a non-management role as the Company’s Vice President of Business.

In Dr. Møller’s place as Interim Chief Financial Officer, the Company has appointed Jesper Nyegaard Nissen, as Interim Chief Financial Officer, to be effective immediately upon the effective date of Dr. Møller’s resignation. Mr. Nissen is currently the Company’s Chief Operating Officer and has more than 25 years of experience in the pharmaceutical industry across finance, investments as well as research and development.

The Company wishes to thank Dr. Møller for his invaluable service as its Chief Business Officer over the last few years, and for his additional service as its Interim Chief Financial Officer over the last few months. The Company looks forward to continuing to work with Dr. Møller in his new role with the Company.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in that certain registration statement on Form S-8 (File No. 333-255064) (including any prospectus forming a part of such registration statement) of Evaxion Biotech A/S and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: April 5, 2022	By:	/s/ Lars Staal Wegner
Name: Lars Staal Wegner
Title: Chief Executive Officer